18007349

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huffman Prairie Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10510 Springboro Pike
(No. and Street)

Miamisburg (City) OH (State) 45342 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Holzapfel, 937-434-3095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

14 East Main Street (Address) Springfield (City) OH (State) 45502 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Holzapfel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huffman Prairie Capital, LLC, as of December 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MOLLIE E. COURTNEY
NOTARY PUBLIC
STATE OF OHIO
My Commission Expires
May 23, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

14 East Main Street, Suite 500, Springfield, Ohio 45502
P. 937.399.2000 | F. 937.399.5433 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees
Huffman Prairie Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huffman Prairie Capital, LLC as of December 31, 2017 and 2016, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huffman Prairie Capital, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Huffman Prairie Capital, LLC's management. Our responsibility is to express an opinion on Huffman Prairie Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huffman Prairie Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Huffman Prairie Capital, LLC's financial statements. The supplemental information is the responsibility of Huffman Prairie Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett

We have served as Huffman Prairie Capital, LLC's auditor since 2013.

Springfield, OH

February 26, 2018

HUFFMAN PRAIRIE
CAPITAL

Statement of Financial Condition
December 31, 2017
With Independent Auditors' Report

Huffman Prairie Capital, LLC
Statement of Financial Condition
December 31, 2017 and 2016

		2017	2016
Assets			
Current assets:			
Cash	$	28,899	40,664
Prepaid		8,433	8,898
Total assets	$	37,332	49,562
Member's equity	$	37,332	49,562

See accompanying notes to the financial statements.

Huffman Prairie Capital, LLC
Statement of Operations and Changes in Member's Equity
For the Years Ended December 31, 2017 and 2016

		2017	2016
Expenses:			
Courier	$	-	31
Computer support		415	360
Accounting Fee		6,000	5,820
Legal Fees		2,135	580
Licenses and Fees		1,965	2,070
Insurance Expense		1,715	1,725
Total expenses		12,231	10,586
Net loss		(12,231)	(10,586)
Member's equity, beginning of year		49,562	60,148
Member's equity, end of year	$	37,332	49,562

See accompanying notes to the financial statements.

Huffman Prairie Capital, LLC
Statement of Cash Flows
For the Years Ended December 31, 2017 and 2016

		2017	2016
Cash flows from operating activities:			
Net loss	$	(12,231)	(10,586)
Adjustments to reconcile net loss to net cash used in operating activities			
Prepaids		465	160
Net cash used in operating activities		(11,766)	(10,426)
Decrease in cash		(11,766)	(10,426)
Cash, beginning of year		40,664	51,090
Cash, end of year	$	28,898	40,664

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Huffman Prairie Capital, LLC (the Company) are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
Huffman Prairie Capital is an Ohio Limited Liability Company operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a fully disclosed registered broker/dealer engaged primarily in selling investment interest in the Connor Group Funds. To date no investment interests have been sold through Huffman Prairie. The Company is located in Dayton, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes
The Company is a limited liability company. Accordingly, no provision for income taxes has been made in the accompanying financial statements since any tax liability is that of the Company's member and not of the Company.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 26, 2018, the date which the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder is the Connor Group, on whose behalf all investments are sold. The Company is operated out the Connor Group's main office. All expenses the Connor Group incurs on behalf of the Company are expensed directly.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $28,899, which was $23.899 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2017 was 0.0 to 1.0. In compliance with the SEC Rule 17a5(d)(4), there were no differences between the net capital computation as audited and the fourth quarter FOCUS IIA report.

Huffman Prairie Capital, LLC
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2017

Net Capital:		
Total member's equity	$	37,332
Deduct non-allowable assets-prepaids		8,433
Net capital	$	28,899
Total aggregate indebtedness	$	-
Ratio: Aggregate indebtedness to net capital		0.0 to 1.0
Minimum net capital required	$	5,000
Excess Net Capital	$	23,899

There were no differences between the net capital computation presented above and the fourth quarter FOCUS IIA report.

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

14 East Main Street, Suite 500, Springfield, Ohio 45502
P. 937.399.2000 | F. 937.399.5433 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Huffman Prairie Capital, LLC
Dayton, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Huffman Prairie Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huffman Prairie Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Huffman Prairie Capital, LLC stated that Huffman Prairie Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Huffman Prairie Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huffman Prairie Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett

Springfield, Ohio
February 26, 2018

Huffman Prairie's Exemption Report

Huffman Prairie (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Huffman Prairie

I, Robert Holzapfel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert Holzapfel

Title: Chief Financial Officer

January 5, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Huffman Prairie LLC
10510 Springboro Pike
Miamisburg, OH 45342

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bob Holzapfel 937-434-3095

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest)	(0)
	______ Date Paid	
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 0

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Huffman Prairie, LLC
(Name of Corporation, Partnership or other organization)

Robert Holzapfel
(Authorized Signature)

CFO
(Title)

Dated the 26 day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/17
and ending 12/31/17

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 0 (to page 1, line 2.A.)